UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 31, 2020

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

FOR BATCHES:

Exhibit No. 1	Total Voting Rights dated 02 January 2020
Exhibit No. 2	Holding(s) in Company dated 16 January 2020
Exhibit No. 3	Holding(s) in Company dated 22 January 2020
Exhibit No. 4	Holding(s) in Company dated 22 January 2020
Exhibit No. 5	Block listing Interim Review dated 29 January 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: January 31, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

2 January 2020

Barclays PLC - Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 December 2019, Barclays PLC's issued share capital consists of 17,322,057,836 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (17,322,057,836) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Adam Strachan	Tom Hoskin
+1 212 526 8442	+44 (0) 20 7116 4755

James Johnson
+44 (0)20 7116 7233

Exhibit No. 2

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Barclays plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Capital Group Companies, Inc. ("CGC")
City and country of registered office (if applicable)		Los Angeles, CA 90071, USA
4. Full name of shareholder(s) (if different from 3.)v
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		17 October 2019
6. Date on which issuer notified (DD/MM/YYYY):		15 January 2020
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	5.0275%	0.0000%	5.0275%	17,268,653,680
Position of previous notification (if applicable)	4.9597%	0.0000%	4.9597%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)		Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares ISIN: GB0031348658			867,884,438		5.0258%
ADR ISIN: US06738E2046			295,936		0.0017%

SUBTOTAL 8. A	868,180,374			5.0275%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
N/A

			SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
N/A

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
			X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Capital Group Companies, Inc. Holdings by CG Management companies are set out below:	5.0275%	0.0000%	5.0275%
● Capital International, Inc.1
● Capital International Limited1
● Capital International Sàrl1
● Capital Research and Management Company2	5.0047%	0.0000%	5.0047%
1Indirect subsidiaries of Capital Research and Management Company. 2Subsidiary of The Capital Group Companies, Inc.
10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Capital Group Companies, Inc. ("CGC") is the parent company of Capital Research and Management Company ("CRMC") and Capital Bank & Trust Company ("CB&T"). CRMC is a U.S.-based investment management company that serves as investment manager to the American Funds family of mutual funds, other pooled investment vehicles, as well as individual and institutional clients.  CRMC and its investment manager affiliates manage equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors.  CRMC is the parent company of Capital Group International, Inc. ("CGII"), which in turn is the parent company of four investment management companies ("CGII management companies"): Capital International, Inc., Capital International Limited, Capital International Sàrl and Capital International K.K.  CGII management companies and CB&T primarily serve as investment managers to institutional and high net worth clients.  CB&T is a U.S.-based investment management company that is a registered investment adviser and an affiliated federally chartered bank.

Neither CGC nor any of its affiliates own shares of your company for its own account.  Rather, the shares reported on this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

Place of completion	Los Angeles, CA, USA
Date of completion	15 January 2020

Exhibit No. 3

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Barclays plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Capital Group Companies, Inc. ("CGC")
City and country of registered office (if applicable)		Los Angeles, CA 90071, USA
4. Full name of shareholder(s) (if different from 3.)v
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		20 January 2020
6. Date on which issuer notified (DD/MM/YYYY):		21 January 2020
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	4.9875%	0.0000%	4.9875%	17,322,057,836
Position of previous notification (if applicable)	5.0275%	0.0000%	5.0275%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)		Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares ISIN: GB0031348658			863,577,329		4.9854%
ADRs ISIN: US06738E2046			351,968		0.0020%

SUBTOTAL 8. A	863,929,297			4.9875%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
N/A

			SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
N/A

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Capital Group Companies, Inc. Holdings by CG Management companies are set out below:
● Capital Bank & Trust Company2
● Capital International, Inc.1
● Capital International Limited1
● Capital International Sàrl1
● Capital Research and Management Company2
1Indirect subsidiaries of Capital Research and Management Company. 2Subsidiary of The Capital Group Companies, Inc.
10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Capital Group Companies, Inc. ("CGC") is the parent company of Capital Research and Management Company ("CRMC") and Capital Bank & Trust Company ("CB&T"). CRMC is a U.S.-based investment management company that serves as investment manager to the American Funds family of mutual funds, other pooled investment vehicles, as well as individual and institutional clients.  CRMC and its investment manager affiliates manage equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors.  CRMC is the parent company of Capital Group International, Inc. ("CGII"), which in turn is the parent company of four investment management companies ("CGII management companies"): Capital International, Inc., Capital International Limited, Capital International Sàrl and Capital International K.K.  CGII management companies and CB&T primarily serve as investment managers to institutional and high net worth clients.  CB&T is a U.S.-based investment management company that is a registered investment adviser and an affiliated federally chartered bank.

Neither CGC nor any of its affiliates own shares of your company for its own account.  Rather, the shares reported on this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

Place of completion	Los Angeles, CA, USA
Date of completion	21 January 2020

Exhibit No. 4

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Barclays PLC, GB0031348658
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		Norges Bank
City and country of registered office (if applicable)		Oslo, Norway
4. Full name of shareholder(s) (if different from 3.)v
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		21/01/2020
6. Date on which issuer notified (DD/MM/YYYY):		22/01/2020
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	3.03%	0.00%	3.03%	17,322,057,836
Position of previous notification (if applicable)	2.97%	0.00%	2.97%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0031348658		525,031,736		3.03%

SUBTOTAL 8. A	525,031,736			3.03%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii
X
Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

Place of completion	Oslo, Norway
Date of completion	22/01/2020

Exhibit No. 5

BLOCK LISTING SIX MONTHLY RETURN

Date:  29 January 2020

Name of applicant:	BARCLAYS PLC
Period of return:	From 1 July 2019 - 31 December 2019
Name of scheme:	SAYE Share Option Scheme	Barclays Group Share Incentive Plan	Barclays Group Share Value Plan	Barclays Long Term Incentive Plan
Class of unallotted securities	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each
Balance of unallotted securities under scheme(s) from previous return:	27,162,279	8,213,268	1,431,619	22,355,858
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	65,000,000	25,000,000	0	0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	49,951,321	11,331,518	0	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	42,210,958	21,881,750	1,431,619	22,355,858
Name of contact:	Garth Wright
Telephone number of contact:	020 7116 3170